FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

January 11, 2012

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Electronic Arts Inc.

Form 10-K for the Fiscal Year Ended March 31, 2011

Filed on May 24, 2011

File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the comment letter, dated December 2, 2011, and additional comments received telephonically from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filing listed above of Electronic Arts Inc. (“EA” or the “Company”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Electronic Arts Inc.” and each page is marked for the record with the identifying numbers and code “EA-001” through “EA-004.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Confidential Treatment Requested by Electronic Arts Inc.

The number of the paragraphs below corresponds to the numbering of the Staff’s December 2, 2012 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the Fiscal Year Ended March 31, 2011

Legal Proceedings, page 24

1.	We note your response to prior comment 1, and your previous responses to comment 1 of our letters dated July 13, 2011 and September 7, 2011. Based on the analysis you have provided, we are unable to agree with your conclusion that disclosure of the Activision and Antonick litigations is not required by Item 103 of Regulation S-K. In addition, your response redacts publicly-available information that is not covered by Rule 83. In that regard, please resubmit your November 3, 2011 response letter on EDGAR without redacting the first, second, and penultimate paragraphs.

EA’s Response:

We advise the Staff that we have resubmitted our November 3, 2011 response letter on EDGAR without redacting the first, second and penultimate paragraphs.

We reference the December 13, 2011 conference call with Barbara Jacobson, Morgan Youngwood and Evan Jacobson of the Staff and the subsequent December 21, 2011 call between Evan Jacobson and our outside legal advisor, Martin P. Dunn of O’Melveny & Meyers LLP. We understand that the Staff has no further comment regarding the application of Item 103 of Regulation S-K (“Item 103”) to the Antonick litigation. Regarding the Activision litigation, the Staff has asked us to expand and update our analysis as to why we believe disclosure regarding the Activision litigation is not required by Item 103.

The following provides the basis for our determination that the Activision litigation is not material for purposes of Item 103.

Activision Litigation

As we have previously advised the Staff, the Activision litigation began, in March 2010, as an action by two former employees of that company (Jason West and Vince Zampella) for breach of contract and wrongful termination, and a counter-suit by Activision for breach of fiduciary duty and breach of contract. Following Mr. West’s and Mr. Zampella’s termination by Activision, a new company founded by Mr. West and Mr. Zampella entered into a contractual arrangement with EA. Activision joined EA to the existing action as a cross-defendant in January 2011, with Activision asserting claims for declaratory relief, intentional interference with contract, aiding and abetting breach of fiduciary duty, unfair competition, and intentional interference for prospective economic advantage in connection with EA’s pre-termination discussions with Mr. West and Mr. Zampella concerning a possible future business relationship.

Confidential Treatment Requested by Electronic Arts Inc.

On March 16, 2011, Los Angeles County Superior Court Judge Elihu Berle dismissed Activision’s cross-claim for declaratory relief without ruling on the merits of Activision’s other cross-claims, finding that Activision had plausibly alleged the requisite elements of those cross-claims. The Company filed a motion for summary judgment on each of the remaining cross-claims in August 2011. The court denied the Company’s motion on December 21, 2011, finding that although EA had met its initial burden of disproving all of the wrongful acts alleged by Activision, Activision had presented sufficient evidence to raise a triable issue on each of its cross-claims. The case is set for trial in May 2011.

[***].

[TEXT FROM PAGE EA-003 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

After due consideration, for the reasons set forth above, the Company determined that the litigation brought by Activision is not material for purposes of Item 103. We evaluate each of our pending legal proceedings on an ongoing basis to determine whether disclosure of any of these proceedings is required under Item 103. If and when we determine that any of these pending legal proceedings are required to be disclosed under Item 103, we shall provide the appropriate disclosures in our filings with the Commission.

Confidential Treatment Requested by Electronic Arts Inc.

****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing request or otherwise, please do not hesitate to contact me at (650) 628-7305.

Sincerely,

/s/ Stephen G. Bené
Stephen G. Bené Senior Vice President, General Counsel and Corporate Secretary
cc:	Barbara Jacobson

Mark Shuman

Morgan Youngwood

Evan Jacobson

Securities and Exchange Commission

Eric F. Brown

Kenneth A. Barker

Electronic Arts Inc.

John Ebner

KPMG LLP

Martin P. Dunn

O’Melveny & Myers LLP

EA-004